United States securities and exchange commission logo





                             July 25, 2023

       Tom L. Ward
       Chief Executive Officer
       Mach Natural Resources LP
       14201 Wireless Way, Suite 300
       Oklahoma City, Oklahoma 73134

                                                        Re: Mach Natural
Resources LP
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 28,
2023
                                                            CIK No. 0001980088

       Dear Tom L. Ward:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Properties, page 2

   1. Please expand your disclosure to clarify what percentage of your leases are supported by your midstream
infrastructure. In that regard, we note you state that one of your strengths is that your midstream
infrastructure significantly reduces lifting costs relative to other operators.
 Tom L. Ward
FirstName  LastNameTom   L. Ward
Mach Natural  Resources LP
Comapany
July       NameMach Natural Resources LP
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
Our Business Strategies, page 7

2. We note you disclose that your average cash operating costs during the year ended
         December 31, 2022, including the benefit of your midstream infrastructure assets, were
         $10.90 per barrel of oil equivalent, which is 27% lower on average than other unconventional focused operators, and 64% lower on average than other conventional focused operators during the same period. Please provide the basis for this statement and discuss whether such information is specific to comparable operations in the area in which your assets are located.
Risk Factor Summary, page 9

3. Please expand your disclosure to highlight the risk that your general partner has a limited call right that may require investors to sell their common units at an undesirable time or price and that even if your unitholders are dissatisfied, they cannot remove your general partner without its consent.
Reconciliations of Adjusted EBITDA and Cash Available for Distribution to GAAP Financial
Measures, page 22

4. The table on page 22 presently shows reconciliations between net income, Adjusted
         EBITDA, and cash available for distribution; and would therefore appear to require disaggregation into separate reconciliations, each starting with the most directly comparable GAAP measure, to comply with Item 10(e). In this regard, you state on page
         21 that the GAAP measures most directly comparable to cash available for distribution are net income and net cash provided by operating activities. Revise your disclosure to separately reconcile net income to cash available for distribution. Risk Factors
Declining general economic, business or industry conditions and inflation may have a material adverse effect on our results of operations..., page 41

5. We note you disclose that you expect to experience supply chain constraints and inflationary pressure on your cost structure and that these pressures will likely continue to adversely impact your operating costs. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations and identify the types of inflationary pressures you are facing and how your business has been affected.
Our Cash Distribution Policy and Restrictions on Distribution, page 68

6. You disclose that your cash distribution policy is subject to various restrictions on distributions, including the financial tests and covenants that you must satisfy under the
         New Credit Facility. Please expand your disclosure to discuss these financial tests and covenants and if these expected covenants would have impacted the cash distributions on a pro forma basis for the last completed fiscal year and last twelve months, or may
 Tom L. Ward
Mach Natural Resources LP
July 25, 2023
Page 3
         threaten to impact the forecasted period.
Business and Properties
Proved Undeveloped Reserves (PUDs), page 116

7. The explanation accompanying the reconciliation of the changes that occurred in proved undeveloped reserves presented on page 116 indicates the overall change due to revisions of previous estimates (+37,468 MBoe) results from the change due to higher commodity prices (+1,446 MBoe) and various other changes including changes in the development plan, quantity estimates and forecast revisions (+36,022 MBoe).

         Please expand your explanation of the changes associated with the development plan, quantity estimates and forecast revisions to separately identify and quantify each contributing factor, including offsetting factors, so the change is fully reconciled. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K. This comment also applies to the explanation of the changes in total proved reserves that occurred due to revisions and for each period presented on pages F-5 to F-6, F-32, F-56 and F-80, respectively. Refer to the disclosure requirements in FASB ASC 932-235-50-5.
Developed and Undeveloped Acreage
Undeveloped Acreage Expirations, page 120

8. We note your disclosure of near-term undeveloped acreage expirations. Please expand your disclosure to clarify if any proved undeveloped reserves have been assigned to locations on this acreage which are scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves related to such locations, expand your disclosure to explain the steps necessary to extend acreage expiration dates.
         Refer to Rule 4-10(a)(26) of Regulation S-X.
Drilling Results, page 120

9. Please expand your disclosure to identify any present activities, including wells in the process of being drilled, completed or waiting on completion and other operations or related activities of material importance. Refer to the disclosure requirements in Item 1206 of Regulation S-K.
10. We note the presentation of your drilling results appears to be limited to the operated wells drilled during the year ended December 31, 2022. Please expand your disclosure to
FirstName LastNameTom L. Ward
       include the information required in Item 1205 of Regulation S-K relating to the drilling
Comapany    NameMach
       activities        NaturalinResources
                  that occurred    each of theLPlast three fiscal years,
including wells, if any, drilled
July 25,by2023
           operators
               Page 3other than you.
FirstName LastName
 Tom L. Ward
FirstName  LastNameTom   L. Ward
Mach Natural  Resources LP
Comapany
July       NameMach Natural Resources LP
     25, 2023
July 25,
Page  4 2023 Page 4
FirstName LastName
Executive Compensation and Other Information
Equity Incentives, page 139

11. We note you disclose that your Named Executive Officers received one-time awards of
         Mach Company Class B Units and that in connection with the completion of this offering, any unvested Mach Company Class B Units held by the Named Executive Officers are expected to fully vest immediately prior to the consummation of the offering. We also note you disclose on page F-29 that the Class B Units allow the holder to participate in distributions once the company's Class A shares have met a certain requisite financial internal rate of return in accordance with the LLC agreement. Please revise to clarify the material terms of the Class B Units, the significance of vesting and who will be responsible for any distributions made in connection with the Class B Units or tell us why you do not believe such information is material. In addition, file as exhibits the agreements governing the terms of the incentive units held by management. Refer to Item
         601(b)(iii)(A) of Regulation S-K.
Certain Relationships and Related Party Transactions
Agreements with Affiliates in Connection with the Reorganization Transactions, page 146

12. Please revise to provide all of the disclosure required by Item 404 of Regulation S-K and describe all material terms of the Contribution Agreement and Management Services
         Agreement.
Appendix B
Glossary of Oil and Gas Terms and Other Terms, page B-1

13. We note the definition for an exploratory well excludes the second sentence of the SEC definition. Please expand the definition to include the remaining sentence. Also, expand your glossary to include the definition for an extension well. Refer to the definitions in
         Rule 4-10(a)(13) and (a)(14) of Regulation S-X.
Pro Forma Financial Statements, page F-2

14. We note you disclosed on page F-2 that although all entities to be contributed in the
         Reorganization Transactions have a high degree of common ownership, no individual controls any of the entities, therefore the transactions will not be accounted for as common control transactions. You identified BCE- Mach III LLC as the Predecessor and disclosed that the acquisitions of BCE-Mach LLC and BCE-Mach II LLC by BCE-Mach III LLC
         will be accounted for at fair values in accordance with the business combination guidance in ASC 805. Please address the following:

         Tell us how you determined that BCE-Mach III was the Predecessor for accounting and reporting purposes.
 Tom L. Ward
Mach Natural Resources LP
July 25, 2023
Page 5
         Provide to us your accounting analysis that supports your conclusion that none of the contributed entities are under common control, including a detailed organizational diagram depicting the ownership structure and related ownership percentages of the contributed entities both before and after the Reorganization Transactions and the offering. Please refer to ASC 805-50 for guidance including the examples in ASC 805-
         50-15-6.

         If your analysis responding to the above comment still concludes no common control, then tell us how you have considered the guidance in ASC 805-50-05-7 and ASC 805-50-
         30-7 pertaining to the formation of a master limited partnership in concluding that a new basis of accounting was appropriate for BCE-Mach and BCE-Mach II.
15. On page 146 you disclose that in connection with this offering, the Company will enter
         into a management services agreement (   MSA   ) with Mach Resources.
Tell us whether
         there are significant differences in the fee or cost structure of the new MSA compared to the existing MSAs for which pro forma adjustments, including explanations for any assumptions involved, would be required pursuant to Rules 11-01(a)(8) and 11-02(a)(8) of
         Regulation S-X.
Mach Natural Resources LP
Notes to Pro Forma Financial Statements
3. Supplementary Disclosure for Oil and Gas Producing Activities, page F-5

16. We note the reconciliation of the changes in the pro forma standardized measure presented on page F-7 appears to contain inconsistencies in the Pro Forma totals. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.
Exhibits

17. Please expand the disclosure in Exhibits 99.1, 99.2 and 99.3 to explain the circumstances for including future investments under the proved developed shut-in category but no corresponding reserve quantities resulting in the disclosure of negative operating income
         (BFIT) and negative net present worth discounted at 10%. Refer to the requirements in
         Item 1202(a)(8)(v) of Regulation S-K.
18. We note separate disclosure in Exhibit 99.3 of the net revenues from a company-owned plant, gas gathering and water disposal system that appear to be incorporated into the composite economic forecasts for BCE-Mach III LLC.

       Please expand the disclosure in Exhibit 99.3 to further clarify, if true, that these revenues
FirstName LastNameTom L. Ward
       are limited to BCE-Mach III   s direct ownership interests in the
processed volumes and
Comapany     NameMach
       excludes          Naturalresulting
                  any revenues    Resources  LPvolumes processed on behalf of
other parties. Refer
                                          from
July 25,to2023
           the requirements
                Page 5      in Rule 4-10(a)(26) of Regulation S-X.
FirstName LastName
 Tom L. Ward
FirstName  LastNameTom   L. Ward
Mach Natural  Resources LP
Comapany
July       NameMach Natural Resources LP
     25, 2023
July 25,
Page  6 2023 Page 6
FirstName LastName
General

19. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Lily Dang, Staff Accountant, at 202-551-3867 or Robert
Babula, Staff
Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. For engineering related questions, contact Sandra Wall,
Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699.
Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff
Attorney, at 202-551-3763 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Michael Rigdon